(WILMER CUTLER PICKERING HALE AND DORR LOGO)


                                                David C. Phelan

                                                60 State Street
                                                Boston, MA 02109
                                                +1 617 526 6372
                                                +1 617 526 5000 fax
                                                david.phelan@wilmerhale.com

March 7, 2005

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

Mail Stop 0505

      Attention: Dominic Minore, Esq.
            Division of Investment Management

      Re:   Pioneer Floating Rate Trust (the "Fund")
            Registration Statement on Form N-2
            Registration Numbers 333-121930; 811-21654

Dear Ladies and Gentlemen:

      Attached hereto for electronic filing on behalf of the Fund pursuant to
(1) the Securities Act of 1933, as amended (the "1933 Act") and Rule 402 thereunder, (2) the Investment Company Act of 1940, as amended (the "1940 Act") and Rule 8b-11 thereunder, (3) General Instruction C to Form N-2 and (4) Regulation S-T is pre-effective amendment no. 1 to the Fund's Registration Statement on Form N-2 (the "Amendment"), including the Fund's prospectus, statement of additional information (the "SAI") and exhibits.

      The Amendment has been manually signed by the persons specified in Section 6(a) of the 1933 Act and, pursuant to Rule 302 under Regulation S-T, the Fund will retain the manually executed copy of the Amendment; the electronic copy of the Amendment contains conformed signatures. No filing fees are required in connection with the transmission of this Amendment.

      In accordance with Rule 461 under the 1933 Act, the Fund hereby reserves the ability to orally request acceleration of the effective date of this Amendment. We have been advised that the Fund is aware of its obligations under the 1933 Act. The Fund would greatly appreciate any assistance that the staff of the Securities and Exchange Commission (the "Commission") can provide to accelerate the effectiveness of this Amendment in a timely fashion.

This letter responds to comments of the staff of the Commission transmitted by letter dated February 9, 2005 relating to the Fund's Registration Statement on Form N-2. For the staff's convenience, its comments are restated below, followed by the Fund's responses.


      BALTIMORE     BEIJING     BERLIN     BOSTON     BRUSSELS     LONDON
MUNICH     NEW YORK     NORTHERN VIRGINIA     OXFORD     WALTHAM     WASHINGTON
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Securities and Exchange Commission
March 7, 2005
Page 2



Registration Statement

Prospectus

Cover Page

COMMENT 1. Specify whether the Preferred Shares have a maturity date.

RESPONSE: Disclosure has been added specifying that the Preferred Shares do not have a maturity date.

COMMENT 2. Under the heading "Portfolio Contents" clarify that the Senior Loans in which the Fund invests are typically "junk bonds."

RESPONSE: The requested disclosure has been added to the prospectus.

COMMENT 3. Revise the last sentence of the last paragraph to clarify that investors should consider the Preferred Shares to be illiquid securities.

RESPONSE: We believe that the requested disclosure is inaccurate. The historical experience for preferred shares of closed-end investment companies is that the auction process provides investors with regular liquidity. A holder of the Preferred Shares would only not be assured of liquidity in an Auction in the event that the Auction Agent did not receive sufficient clearing bids. During 2004, the only year in which Pioneer had preferred shares outstanding for the entire year, the four leverage closed-end funds managed by Pioneer did not have any insufficiently clearing bids in the Auctions of their preferred shares. In addition to the Auctions, the Broker-Dealers normally are prepared to make a market in the Preferred Shares between Auction Dates. Consequently, we believe that disclosure stating that the Preferred Shares would be illiquid may be misleading.

COMMENT 3A. In light of your response to Comment 3, please add risk disclosure that there can be no assurances that the Auction Agent will receive sufficient bids, therefore the holders may not receive liquidity.

RESPONSE: The requested disclosure has been added to the prospectus.

Table of Contents, page 4

COMMENT 4. The Table of Contents makes reference to "Additional Compensation" disclosure that has yet to be included in the prospectus. Note that all consideration paid to the underwriters, irrespective of its source, must be reflected in the pricing table. Accordingly, revise the pricing table appearing on the outside front cover page of the prospectus as appropriate. See Instruction 2 to Item 1.1.g. of Form N-2.

RESPONSE: The reference to additional compensation in the table of contents was an error. The only compensation being paid to the underwriters for underwriting the Preferred Shares is the
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Securities and Exchange Commission
March 7, 2005
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sales load. Certain of the underwriters also participated in the Fund's common share offering and entered into agreements with the Fund's adviser pursuant to which the underwriter received additional compensation based upon the Fund's managed assets. Consequently, no additional disclosure is required in response to the staff's comment.

COMMENT 5. Refer to the last sentence of the paragraph appearing after the Table of Contents. Note that a current prospectus must precede or accompany all offers and sales of securities not otherwise made pursuant to an applicable exemption from registration under the Securities Act of 1933.

RESPONSE: The Fund is aware of and will comply with its prospectus delivery obligations under the 1933 Act.

Use of Leverage by the Fund, page 12

COMMENT 6. Clarify whether the Fund intends to issue debt.

RESPONSE: We have clarified that the Fund does not currently intend to issue debt securities.

COMMENT 7. Briefly explain how derivatives "amplify the effects of leverage in the Fund's portfolio."

RESPONSE: The requested disclosure has been added to the prospectus.

Interest Rate Risk, page 13

COMMENT 8. Clarify whether the interest paid on the Senior Loans will be based on shorter-term and/or longer-term interest rates.

RESPONSE: Senior Loans are floating rate instruments. Characterization of floating rate instruments as either long- or short-term would not, in our view, be helpful disclosure. Like short-term instruments that can be rolled over, the dividend rate on the Preferred Shares resets periodically. However, unlike short-term instruments, the obligations represented by the Senior Loans do not mature on a short-term basis. Unlike long-term instruments, the dividend rate is reset regularly.

COMMENT 9. Indicate what will give rise to the possible increase in the dividend rates on the Preferred Shares in the event that short-term interest rates rise.

RESPONSE: The requested disclosure has been added to the prospectus.

Ratings and Asset Coverage, page 14

COMMENT 10. Specify that a ratings downgrade or withdrawal could have a material negative impact on the price of the Preferred Shares.
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Securities and Exchange Commission
March 7, 2005
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RESPONSE: The requested disclosure has been added to the prospectus.

COMMENT 11. In the last sentence, clarify that redemption could occur at a time that is not favorable for investors and/or the Fund.

RESPONSE: The requested disclosure has been added to the prospectus.

Senior Loans Risk, page 16

COMMENT 12. In the first sentence of the second paragraph, clarify that the Senior Loans in which the Fund invests are commonly referred to as "junk bonds." In this regard, you should delete the first paragraph.

RESPONSE: We believe that the disclosure already clearly states that the instruments in which the fund invests have the characteristics of junk bonds. We also believe that the disclosure in the first paragraph is accurate and appropriate.

COMMENT 12A. The first sentence of the second paragraph discusses the similarity between the risks of Senior Loans and junk bonds, the proceeding sentence contrasts the two. The paragraph is confusing please delete.

RESPONSE: Accepted.

COMMENT 13. Expand the second paragraph to indicate, if true, that as a holder of a Senior Loan in default, the Fund may be required to take possession of and liquidate the underlying collateral.

RESPONSE: Accepted.

COMMENT 14. Disclose the types of collateral that will typically secure the Senior Loans in which the Fund may invest. Disclose any material categories of collateral securing the loans in which the Fund currently invests, and indicate whether the Fund has a policy not to invest in a maximum percentage of loans secured by a particular category of collateral. Provide additional risk factor disclosure, as applicable.

RESPONSE: The type of collateral that will typically secure the Senior Loans in which the Fund may invest can vary significantly from borrower to borrower. The collateral can include accounts receivable, inventory, buildings, other real estate, trademarks, franchises and common and preferred stock in a borrower's subsidiaries. Disclosure has been added to the prospectus to reflect this.

COMMENT 14A: The third sentence of the third paragraph states that in some instances collateralized Senior Loans may be secured only by stock in the Borrower or its subsidiaries. Expand the discussion to describe the potential risks presented by structural subordination.

RESPONSE: The requested disclosure has been added to the prospectus.
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Securities and Exchange Commission
March 7, 2005
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COMMENT 14B: The third and forth sentences from the end of the third paragraph contain mitigating language which in not appropriate risk disclosure, please remove the language from the risk section.

RESPONSE: The language in question has been deleted from the prospectus.

COMMENT 15. Disclose the approximate percentage of loans in the Fund's portfolio that are secured by specific collateral and the approximate loan-to-underlying collateral value ratio. Disclose whether or not there is any minimum percentage of the Fund's portfolio that must be secured by specific collateral and whether or not the loans in which the Fund invests must meet a minimum loan-to-underlying collateral value ratio. Lastly, supplementally advise the staff whether the Fund invests in Senior Loans not secured by specific collateral. If so, please explain to the staff how these loans constitute "senior loans."

RESPONSE: As discussed above, the type of collateral that will typically secure the Senior Loans in which the Fund may invest can vary significantly from borrower to borrower. To calculate an approximate loan-to-underlying collateral value ratio, the Fund would need to have a current valuation for the underlying collateral of each Senior Loan in its portfolio. Such a calculation is impractical. As of January 31, 2005, 100% of the Senior Loans in the Fund's portfolio were secured by specific collateral, but the Fund reserves the right to invest in Senior Loans that are not secured by specific collateral. Although the Fund intends to invest primarily in Senior Loans that are secured by specific collateral, there is not any minimum percentage of the Fund's portfolio that must be secured by specific collateral. Senior Loans that are not secured by specific collateral constitute "senior loans" because they hold the most senior position in the capital structure of a business entity, and they have a claim on the general assets of the borrower that is senior to that held by subordinated debtholders and stockholders of the borrower.

COMMENT 15A: Please add risk disclosure that some Senior Loans in which the Fund invests may be unsecured.

RESPONSE: The requested disclosure has been added to the prospectus.

Liquidity Risk, page 18

COMMENT 16. Clarify whether the Fund is managed in such a manner that the liquidity of its portfolio will match the Preferred Stock obligations as they come due.

RESPONSE: The Preferred Shares do not have a maturity date. However, the Fund's portfolio is sufficiently liquid to enable the Fund to redeem the Preferred Shares in the event that the Fund were required to do so in accordance with the terms of the Preferred Shares.

COMMENT 16A. The second sentence of the first paragraph contains mitigating language which in not appropriate risk disclosure, please move the language from the risk section to a more appropriate section in the Prospectus
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Securities and Exchange Commission
March 7, 2005
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RESPONSE: The requested language has been moved and is now included under the
"Investment Objectives and Principal Investment Strategies" section.

Derivatives Risk, page 19

COMMENT 17. It would appear that the maximum amount of Fund assets that could be invested in derivatives would be 20% of its total assets; please disclose the actual maximum amount.

RESPONSE: Disclosure has been added specifying that up to 20% of the Fund's assets may be invested in instruments other than Senior Loans, including derivative securities.

COMMENT 17A. The last sentence of the paragraph states that some of the Fund's uses of derivatives may be deemed speculative; expand the disclosure to discuss the ways in which the use of derivatives may be deemed speculative.

RESPONSE: The requested disclosure has been added to the prospectus.

COMMENT 18. The discussion under "Hedging and Interest Rate Transactions" indicates that the Fund may use derivatives for hedging purposes. Indicate whether the Fund could also use derivatives for speculative purposes.

RESPONSE: The requested disclosure has been added to the prospectus.

Portfolio Composition, page 33

COMMENT 19. What types of Senior Loans are included in the "Short-Term" line item in the tabular presentation? Are they exclusively investment grade debt securities and, if so, what are their ratings? If the Fund invests in unrated or below investment grade rated short-term debt securities, then those investments, as well as their ratings, should be reflected in the table.

RESPONSE: The table has been corrected. None of the short-term investments are in the form of Senior Loans.

COMMENT 20. The table presents the composition of the Fund's investment portfolio based on the highest rating assigned to each investment. The table should also present the portfolio's composition based on the lowest rating assigned to each investment.

RESPONSE: The requested disclosure has been added to the prospectus.

COMMENT 21. Clarify what "Value" is used for each of the Senior Loan categories presented in the table.

RESPONSE: The requested disclosure has been added to the prospectus.

COMMENT 22. Supplementally confirm that no Senior Loan in the Fund's portfolio is rated below "Ca/CC."
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Securities and Exchange Commission
March 7, 2005
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RESPONSE: None of the Senior Loans in the Fund's portfolio is rated below Ca/CC.

COMMENT 23. Why are "Other Fixed-Income Securities," as well as their corresponding ratings, not included in the table?

RESPONSE: The table has been revised to include "other fixed-income securities" as well as the ratings the corresponding ratings for "Short-Term" and "Other Fixed-Income Securities."

Securities and Exchange Commission Inquiries, page 49

COMMENT 24. Indicate the date on which the requests were received from the Securities and Exchange Commission.

RESPONSE: The Fund does not believe that details regarding this inquiry are necessary to include in the Fund's prospectus. The inquiry does not relate to the Fund and the subject of the inquiry is unrelated to the Fund. The Fund has been advised that the disclosure included in the prospectus is consistent with the disclosure that has been included in all the underwriter's offerings of preferred shares since the inquiry began a few months ago. In light of the acceptance of the disclosure included in the prospectus as being sufficient in other offerings and the Fund's view that the inquiry is not material to the Fund, the Fund requests that the Commission withdraw this comment.

COMMENT 25. Identify the "certain Broker-Dealers" that have received the referenced request for voluntary investigations. In this regard, also identify any "other participants in the auction rate securities markets" that are eligible to participate in the auction for the Preferred Shares that have received the above-referenced request.

RESPONSE: The Fund does not believe that details regarding this inquiry are necessary to include in the Fund's prospectus. The inquiry does not relate to the Fund and the subject of the inquiry is unrelated to the Fund. The Fund has been advised that the disclosure included in the prospectus is consistent with the disclosure that has been included in all the underwriter's offerings of preferred shares since the inquiry began a few months ago. In light of the acceptance of the disclosure included in the prospectus as being sufficient in other offerings and the Fund's view that the inquiry is not material to the Fund, the Fund respectfully requests that the Commission withdraw this comment.

COMMENT 26. Disclose the nature of the "practices and procedures" to which the requests for voluntary investigations relate.

RESPONSE: The Fund does not believe that details regarding this inquiry are necessary to include in the Fund's prospectus. The inquiry does not relate to the Fund and the subject of the inquiry is unrelated to the Fund. The Fund has been advised that the disclosure included in the prospectus is consistent with the disclosure that has been included in all the underwriter's offerings of preferred shares since the inquiry began a few months ago. In light of the acceptance of the disclosure included in the prospectus as being sufficient in other offerings and the Fund's view
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Securities and Exchange Commission
March 7, 2005
Page 8



that the inquiry is not material to the Fund, the Fund respectfully requests that the Commission withdraw this comment.

COMMENT 27. Expand the last sentence to specify that the value of the Preferred Shares may also be affected.

RESPONSE: The Fund does not believe that details regarding this inquiry are necessary to include in the Fund's prospectus. The inquiry does not relate to the Fund and the subject of the inquiry is unrelated to the Fund. The Fund has been advised that the disclosure included in the prospectus is consistent with the disclosure that has been included in all the underwriter's offerings of preferred shares since the inquiry began a few months ago. In light of the acceptance of the disclosure included in the prospectus as being sufficient in other offerings and the Fund's view that the inquiry is not material to the Fund, the Fund respectfully requests that the Commission withdraw this comment.

Ratings and Asset Coverage Risk, page 49

COMMENT 28. Supplementally discuss the extent to which the entities rating the Preferred Shares dictate any investment restrictions.

RESPONSE: The rating agencies do not dictate any investment policies or restrictions for the Fund. The rating agencies only establish test discounts that apply to the Fund's assets and ratio that the Fund must maintain of such discounted assets to the liquidation preference on the preferred shares. The rating agencies also require notice in the event that the Fund were to engage in certain investment practices, such as the use of certain derivatives.

Net Asset Value, page 82

COMMENT 29. In the second sentence of the second paragraph, change the world "may" to the word "will." Make similar changes to the third and fifth sentences of the third paragraph.

RESPONSE: Accepted.

Underwriting, page 86

COMMENT 30. Supplementally indicate whether the Fund, the Adviser, the Subadviser, or the Auction Agent is affiliated with any Broker-Dealer for the Preferred Shares.

RESPONSE: None of the Fund, the Adviser, the Subadviser nor the Auction Agent are affiliated with a Broker-Dealer for the Preferred Shares.

Statement of Additional Information

Investment Restrictions, page 20
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Securities and Exchange Commission
March 7, 2005
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COMMENT 31. Expand fundamental investment restriction (2) to clarify that, in connection with any borrowing, the Fund also will not pledge more than one-third of its assets (including the amount borrowed).

RESPONSE: The Fund is not required by the 1940 Act to include a restriction on pledges as a fundamental policy.

COMMENT 31A. Include a non-fundamental investment restriction to clarify that, in connection with any borrowing, the Fund also will not pledge more than one-third of its assets (including the amount borrowed).

RESPONSE: The requested disclosure has been added to the Statement of Additional Information.

Signature Page

COMMENT 32. Provide the signature of the Fund's principal accounting officer or comptroller. In this regard, any person who occupies more than one of the positions specified in section 6(a) of 1933 Act should indicate each capacity in which he or she signs the registration statement.

Response: Accepted.

Closing

COMMENT 33. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

RESPONSE: Accepted.

Financial Statements - Statement of Assets and Liabilities

COMMENT 34. Do any of the liabilities listed on the Fund's Statement of Assets and Liabilities constitute senior securities of the Fund?

RESPONSE: The liabilities listed on the Statement of Assets and Liabilities are all short - term liabilities arising in connection with the settlement of securities transactions and do not constitute senior securities.

COMMENT 35. Does the Fund intend to use any proceeds from the offering of its preferred shares to pay down its debt? If so, please indicate that fact as well as any amount used to pay down such debt in "Use of Proceeds."

RESPONSE: The Fund does not have any debt other liabilities in connection with securities transactions that were incurred in the normal course of business.
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Securities and Exchange Commission
March 7, 2005
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COMMENT 36. Supplementally confirm that the Fund will remain in compliance with
Section 18 of the 1940 Act upon the issuance of the preferred shares.

RESPONSE: The Fund confirms that it will remain in compliance with Section 18 upon the issuance of the Preferred Shares.

COMMENT 37. Does any borrowing currently on the Fund's books constitute leverage?

RESPONSE: As noted above, the liabilities reflected in the interim financial statements or that may currently be reflected on the Fund's books only arise in the settlement of securities transactions. The liabilities were incurred in the normal course of business and do not constitute borrowings and were not incurred for the purpose of leveraging the Fund's portfolio.

Per the staff's request and pursuant to the Commission's recently published press release 2004-89, "SEC Staff to Publicly Release Comment Letters and Responses," the Fund notes that the disclosure in the filing is the responsibility of the Fund. The Fund acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in the registration statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Fund also represents to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Fund represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Fund further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

      If you have any questions or comments, please do not hesitate to contact me at (617) 526-6372, Julian Bobb, Esq. at (617) 526-6575 or Christina Lim, Esq. at (617) 526-6451 (collect), counsel to the Fund.

Best regards,


/s/ David C. Phelan
David C. Phelan

Enclosures

cc:   Christopher J. Kelley, Esq.